Schedule 13G                                                        Page 1 of 5

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SEC 1745            POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
(6-00) COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
===============================================================================

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
                                  UNITED STATES                          ------------------------------
                       SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
                              WASHINGTON, D.C. 20549                     ------------------------------
                                                                         OMB Number:         3235-0145
                                  SCHEDULE 13G                           ------------------------------
                                                                         Expires:     October 31, 2002
                                                                         ------------------------------
                                                                         Estimated average burden
                                                                         hours per response.......14.9
                                                                         ------------------------------
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                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            Tripath Technology, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
-------------------------------------------------------------------------------

                                    89672P104
-------------------------------------------------------------------------------
                                 (CUSIP Number)
-------------------------------------------------------------------------------

                                 August 1, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 / /  Rule 13d-1(b)

 / /  Rule 13d-1(c)

 /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 5


CUSIP No.   89672P104
-------------------------------------------------------------------------------

         1.   Names of Reporting Persons.  I.R.S.
              Identification Nos. of above persons (entities only).

              OPTi, Inc.   77-0220697
-------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group
              (See Instructions)


              (a) / /


              (b) / /
-------------------------------------------------------------------------------

         3.   SEC Use Only
-------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  California
-------------------------------------------------------------------------------
Number of          5.    Sole Voting Power 2,055,166
Shares
Beneficially       ------------------------------------------------------------
Owned by
Each               6.    Shared Voting Power  0
Reporting          ------------------------------------------------------------
Person
With               7.    Sole Dispositive Power  2,055,166
                   ------------------------------------------------------------

                   8.    Shared Dispositive Power  0
-------------------------------------------------------------------------------

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
              2,055,166
-------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (9)  7.8%
-------------------------------------------------------------------------------
         12.  Type of Reporting Person (See Instructions)


              CO - CORPORATION


-------------------------------------------------------------------------------

Schedule 13G                                                        Page 3 of 5


ITEM 1.

(a)      Tripath Technology, Inc.

(b)      3900 Freedom Circle, Suite 200, Santa Clara, CA 95054

ITEM 2.

(a)      OPTi, Inc.

(b)      660 Alder Drive, Milpitas, CA 95035

(c)      California

(d)      Common Stock

(e)      89672P104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP

(a)      Amount beneficially owned:  2,055,166 shares

(b)      Percent of class:  7.8%

(c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                           2,055,166 shares

                  (ii)     Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of: 2,055,166 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

Schedule 13G                                                        Page 4 of 5


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10.  CERTIFICATION

           Not Applicable.



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Schedule 13G                                                        Page 5 of 5

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 8, 2001
                                 ----------------------------------------------
                                                     Date


                                               /s/ Michael Mazzoni
                                 ----------------------------------------------
                                                    Signature


                                              Michael Mazzoni - CEO
                                 -----------------------------------------------
                                                    Name/Title